UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 December 2007
Number 36/07

BHP BILLITON APPROVES KLIPSPRUIT PROJECT

BHP Billiton announced today the approval of the Klipspruit Project, part of its Energy Coal operations in South Africa.

The Klipspruit opencast mine (100% BHP Billiton owned) with a current run of mine (ROM) capacity of 4.8 million tonnes per annum (Mtpa) will be expanded to 8 Mtpa.

The Klipspruit Project, which involves an investment of approximately US$450 million, will include the development of a 16 Mtpa coal processing plant called the Phola Coal Processing Plant in a 50:50 joint venture with Anglo Coal. The plant, processing 8Mtpa of coal from each of the joint venture partners, will be located on the Klipspruit surface area and constructed by Anglo Coal.

The existing Rietspruit coal washing plant, located 32 kilometres from Klipspruit will be replaced by the new Phola Coal Processing Plant.

President BHP Billiton Coal, Dave Murray said: "The approval to expand our Klipspruit mine, which is a world class ore body, demonstrates our commitment to South Africa and the energy coal market. The new joint venture processing facility with Anglo Coal will be a value adding investment for both parties and will reduce the need to transport coal on public roads, thereby supporting our goal of Zero Harm".

Increased production is due to commence in the second half of calendar year 2009. Utilising current reserves, the mine is expected to have a 20 year life, although this has the potential to be extended through the development of further resources. Approximately 4 Mtpa of coal will be exported through the Richards Bay Coal Terminal, using BHP Billiton's existing allocation.

In the year ended 30 June 2007, Klipspruit produced a total of 3.4 million tonnes of energy coal which was sold through both the export market and to Eskom, the South African power utility.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com
Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 7 December 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary